UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2012
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
Roumell Asset Management, LLC 52-2145132
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	76,400*
8	Shared Voting Power	1,165,618**
9	Sole Dispositive Power	1,242,018
10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,242,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11) 13.2%***

14	Type of Reporting Person	IA

*     The 76,400 shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment advisor to the Roumell Opportunistic Value Fund (the “Fund”).

**   The 1,165,618 shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to its clients.

***  The denominator is based on 9,410,562 shares of common stock outstanding as of February 29, 2012, as stated on the facing page of the Form 10-K for the year ended December 31, 2011 (the “Form 10-K”) filed by Transact Technologies Incorporated.

CUSIP No. 892918103	13D/A	Page 3 of 7 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only)
James C. Roumell
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	PF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	10,330
8	Shared Voting Power	0
9	Sole Dispositive Power	10,330
10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
10,330
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11) *

14	Type of Reporting Person	IN

*      Less than 1%.  The denominator is based on 9,410,562 shares of common stock outstanding as of February 29, 2012, as stated on the facing page of the Form 10-K.

CUSIP No. 892918103	13D/A	Page 4 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940.  Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients’ benefit and in the clients’ names (or in street name), 1,165,618 shares of common stock of TransAct Technologies Incorporated (the “Issuer”).  The aggregate purchase price was $9,518,011.05, inclusive of brokerage commissions.  The sources of funding for these purchases were individual client funds.

Roumell Asset Management is the sole investment advisor to the Roumell Opportunistic Value Fund (the “Fund”), an investment company registered under the Investment Company Act of 1940.   As investment advisor to the Fund, Roumell Asset Management caused the Fund to purchase 76,400 shares of common stock of the Issuer.  The aggregate purchase price was $869,259.53, inclusive of brokerage commissions.  The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 10,330 shares of common stock for an aggregate purchase price of $93,833.77, inclusive of brokerage commissions.  The source of funding for these purchases was funds in his retirement account.

Item 4.  Purpose of Transaction.

Roumell Asset Management, LLC and by James C. Roumell (the “Reporting Persons”) acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  As of January 9, 2012, the Reporting Persons decided to attempt to discuss factors contributing to the current undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders directly with the Issuer’s management and board of directors.  Accordingly, the Reporting Persons sent a letter, dated January 11, 2012, to the Issuer’s board of directors.  A copy of this letter was filed with the original Schedule 13D on January 11, 2012 (the “Original 13D”) as Exhibit 7.02.

As disclosed in the Original 13D, the Reporting Persons also reserved the right to enter into discussions with third parties that may be interested in acquiring the Issuer or may propose matters directly to the Issuer’s stockholders.  Mr. Roumell has had discussions with third parties, although neither Mr. Roumell nor, to the Reporting Persons’ knowledge, any such third party, have any plans or proposals with respect to transactions involving Issuer.  Based on these discussions and other factors described in a letter dated April 10, 2012, the Reporting Persons sent a second letter to the Issuer’s Board of Directors.  A copy of the second letter is being filed with this Amendment No. 1 on Schedule 13D/A and is incorporated herein by this reference.

The Reporting Persons have no current intention to purchase additional securities of the Issuer.  The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer and may from time to time, in the ordinary course of business, dispose of all or any portion of the shares of Issuer common stock beneficially owned by them depending on market conditions and other factors.  In addition, Roumell Asset Management may sell or transfer shares of the Issuer’s common stock from time to time to accommodate client requests.  Any sales of the Issuer’s common stock  may be in the open market, privately negotiated transactions or otherwise.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies

CUSIP No. 892918103	13D/A	Page 5 of 7 Pages

on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages of this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock owned by each of the Reporting Persons.

(b)           See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D/A, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 76,400 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment advisor to the Fund. The 1,165,618 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser.  Roumell Asset Management has no economic interest in these shares.  Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 9,410,562 shares of common stock outstanding as of February 29, 2012, as stated on the facing page of the Form 10-K for the year ended December 31, 2011 filed by the Issuer.

(c)           During the 60-day period ended April 10, 2012, Roumell Asset Management and the Fund conducted the following transactions in the Issuer’s common stock.  Except as noted below, each of the below listed transactions was a sale, executed to accommodate redemptions and for client tax planning and other personal purposes, and conducted in the open market for cash.  Sale prices exclude brokerage commissions paid.

Date	No. of Shares	Aggregate Sale Price
2/07/12	680	$4,977.60
2/09/12	2,070	$14,457.71
2/13/12	239	$1,738.84
2/24/12	2,430	$16,585.61
2/29/12	980	$6,568.35
3/05/12	3,400	$22,905.20
3/07/12	200	$1,320.00
3/08/12	5,240	$34,796.56
3/12/12	3,400	$23,141.17
3/15/12	1,090	$7,706.30

CUSIP No. 892918103	13D/A	Page 6 of 7 Pages

Date	No. of Shares	Aggregate Sale Price
3/19/12	1,570	$11,195.04
3/20/12	3,470	$24,090.66
3/27/12	1,150	$8,314.85
3/29/12	330	$2,575.72
3/30/12	2,850	$22,958.73
4/02/12	28,000	$231,008.40(1)
4/04/12	8,480	$69,870.01
4/04/12	100,000	$825,103.33(2)
4/05/12	880	$7,260.00
4/05/12	4,000	$32,990.00(2)
4/09/12	1,300	$10,543.00

__________________
(1)  Open market sales on behalf of the Fund.
(2)  Open market sales directed by Roumell Asset Management.

Mr. Roumell did not have any transactions in the Issuer’s common stock during the 60-day period ended April 10, 2012.

(d)           Roumell Asset Management’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 1,165,618 shares of the Issuer’s common stock.  Investors in the Fund have the right to receive or direct the receipt of dividends from the 76,400 shares of the Issuer’s common stock, but proceeds from the sale of such shares become assets of the Fund.   Mr. Roumell has the right, through his retirement account, to receive dividends from, or the proceeds from the sale of, the 10,330 shares of the Issuer’s common stock.

(e)           Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 of the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transact Technologies Incorporated dated January 11, 2012 (incorporated by reference to Exhibit 7.02 of the Original 13D).

Exhibit 7.03	Letter to the Board of Directors of Transact Technologies Incorporated dated April 10, 2012

Exhibit 7.04	Joint Filing Agreement by and among the Reporting Persons, dated January 11, 2012(incorporated by reference to Exhibit 7.03 of the Original 13D).

CUSIP No. 892918103	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 4/10/12	By:	/s/ James C. Roumell
James C. Roumell

Company Name

Date: 4/10/12	By:	/s/ James C. Roumell
James C. Roumell, President

EXHIBIT 7.03

April 10, 2012

Board of Directors
TransAct Technologies, Incorporated

One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

Dear Members of TransAct Board of Directors:

On January 11, 2012, Roumell Asset Management, LLC  filed a Schedule 13D that, among other things, encouraged the Board to undertake a strategic review of TransAct’s position in the marketplace.  Simultaneous with our filing, we sent the Board a respectful letter providing the underlying reasoning to our filing.  We believed that as a 15% shareholder, representing roughly 3x the amount of shares owned by company insiders, we would be entitled to a meeting with the Board and an open, thoughtful discussion of our views.  In contrast, not only has the company dismissed our input, but the Board has chosen not even to respond to us in writing, as we requested in a phone call with Mr. Bart Shuldman, Chairman and CEO.

It should be pointed out that in Roumell Asset Management’s 13-year history, we have never filed a 13D encouraging a company to seek a strategic review.  In this instance, the software component of EPICENTRAL was demonstrably promoted by Mr. Shuldman on earnings conference calls beginning in March 2011.  However, since there have been so few actual software sales, it appears possible that TransAct will remain primarily a hardware company.  Accordingly, monetization to a larger hardware company that can extract savings, synergies and leverage scale and size may be the best way to maximize shareholder value.

We were pleased by the recent announcement of Transact’s second order for EPICENTRAL, this one for the Revel Casino in Atlantic City.  Our hope is that the company is successful in gaining traction with EPICENTRAL over the next several months, thereby adding substance to the strategy of transitioning from a pure hardware company to one with a significant software component.

We are respectful of TransAct’s other shareholders apparently wanting to provide the company more time in rolling out EPICENTRAL.  However, we are also aware that for many of these shareholders patience is not unlimited and, although they seem currently inclined to give the company the benefit of the doubt, it is not an open-ended commitment on their part.

Finally, we have reached out to potential interested strategic buyers, as we indicated we would possibly do in our January filing, and we have identified two well-capitalized companies in related industries that expressed initial interest in discussing a potential transaction with TransAct.  We have not discussed or formulated any plans or proposals for TransAct with either company, nor are we aware that either company has any plans or proposals with respect to a strategic transaction with TransAct.  However, these companies have cash on hand and are generally looking to do accretive acquisitions, which we believe TransAct would be even at prices significantly above the current share price.  These companies’ interest may wane, particularly if they are able to source other opportunities while the Board refuses to even have a discussion.

We will remain vigilant in holding the Board accountable to its shareholders and in doing everything in our power to maximize the return to the company’s owners, its shareholders.  In the meantime, it would be nice to see management and/or the Board engage in open-market purchases on behalf of their own personal accounts of the company’s stock given their confidence in EPICENTRAL.

We urge other shareholders to register their views with the TransAct Board.  There is real interest in having discussions with the company today by strategic parties, and we see no downside to the Board hearing what these companies have to say.

Sincerely,

/s/ James C. Roumell

James C. Roumell